Form 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Newmarket Gold Inc. (“Newmarket”)
1680-200 Burrard Street
Vancouver, British Columbia V6C 3L6
Canada

2.	Date of Material Change

September 29, 2016.

3.	News Release

A news release disclosing the material change described herein was jointly issued by Newmarket and Kirkland Lake Gold Inc. (“Kirkland Lake Gold”) on September 29, 2016 through the facilities of Marketwired and a copy was subsequently filed on SEDAR.

4.	Summary of Material Change

On September 29, 2016, Newmarket and Kirkland Lake Gold announced that they had entered into an Arrangement Agreement (the “Arrangement Agreement”) pursuant to which Newmarket and Kirkland Lake Gold will combine their businesses by way of a statutory arrangement (the “Transaction”) under the Canada Business Corporations Act (the “CBCA”). At closing, each Kirkland Lake Gold common share will be exchanged for 2.1053 Newmarket common shares. Newmarket shareholders will continue to hold their existing common shares.

The combined company, to be renamed Kirkland Lake Gold, will trade on the Toronto Stock Exchange (“TSX”). Concurrently with closing the Transaction, the combined company will undertake a 0.475 for 1 share consolidation subject to approval of the Newmarket shareholders.

5.	Full Description of Material Change

5.1	Full Description of Material Change

On September 29, 2016, Newmarket and Kirkland Lake Gold announced that they had entered into the Arrangement Agreement pursuant to which Newmarket and Kirkland Lake Gold will combine their businesses by way of a statutory arrangement under the CBCA. At closing, each Kirkland Lake Gold common share will be exchanged for 2.1053 Newmarket common shares. Newmarket shareholders will continue to hold their existing common shares. The combined company, to be renamed Kirkland Lake Gold, will trade on the TSX. Concurrently with closing the Transaction, the combined company will undertake a 0.475 for 1 share consolidation subject to approval of the Newmarket shareholders.

Existing Kirkland Lake Gold and Newmarket shareholders will own approximately 57% and 43%, respectively, of the combined company on a fully-diluted, in-the-money basis.

For Kirkland Lake Gold, the Transaction will require approval by 66 2/3 percent of the votes cast by its shareholders as well as the approval of a simple majority of disinterested shareholders voting at a special shareholders meeting. The Transaction will require the approval of a simple majority of the shareholders of Newmarket as well as the approval of 66 2/3 percent of the votes cast by Newmarket shareholders to effect the name change and share consolidation.

Officers and directors of Kirkland Lake Gold, who together control approximately 6.8% of the outstanding shares of Kirkland Lake Gold, have entered into voting support agreements pursuant to which they will vote their common shares in favor of the Transaction. Officers, directors and certain principal shareholders of Newmarket, who together control approximately 20% of the outstanding shares of Newmarket, have entered into voting support agreements pursuant to which they will vote their common shares in favor of the Transaction. In addition to shareholder and court approvals, the Transaction is subject to applicable regulatory approvals including TSX approval and the satisfaction of certain other customary closing conditions customary in transactions of this nature.

The Arrangement Agreement includes customary provisions, including non-solicitation provisions, a right to match any superior proposal, a C$55.0 million termination fee payable to Newmarket under certain circumstances and a C$42.5 million termination fee payable to Kirkland Lake under certain circumstances.

The board of directors of the combined company will be comprised of the following individuals:

Eric Sprott	Chairman of the Board
Tony Makuch	President & Chief Executive Officer
Barry Olson	Independent
Pamela Klessig	Independent
Jeffrey Parr	Independent
Ray Threlkeld	Independent
Maryse Belanger	Independent
Jon Gill	New independent member
Arnold Klassen	New independent member

The foregoing description of the Transaction and the Arrangement Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Arrangement Agreement. A copy of the Arrangement Agreement will be filed on Newmarket’s SEDAR profile and is available for viewing at www.sedar.com.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information, please contact:

Douglas Forster
President & Chief Executive Officer
Tel: 604-559-8040
dforster@newmarketgoldinc.com

9.	Date of Report

October 4, 2016.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information within the meaning of applicable securities laws and is based on the expectations, estimates and projections of management of Newmarket and Kirkland Lake Gold as of the date of this material change report unless otherwise stated. The use of any of the word "will" and similar expressions are intended to identify forward-looking statements or information.

Investors are cautioned that forward-looking information is not based on historical facts but instead reflect Newmarket’s and Kirkland Lake Gold's respective management's expectations, estimates or projections concerning future events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Newmarket and Kirkland Lake Gold believe that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the ability to consummate the Transaction; the ability to obtain requisite regulatory and shareholder approvals and the satisfaction of other conditions to the consummation of the Transaction on the proposed terms; changes in general economic, business and political conditions, including changes in the financial markets; and changes in applicable laws. This forward-looking information may be affected by risks and uncertainties in the business of Newmarket and Kirkland Lake Gold and market conditions.